Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2020 AND 2019

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Presented in thousands of US dollars, except per share amounts)

	Three months ended March 31,
	2020	2019
Sales (note 23)	$47,541	$58,991
Cost of sales (note 24)	40,077	37,504
Mine operating income	7,464	21,487

General and administration (note 25)	3,619	6,521
Exploration and evaluation	377	186
Share of loss from associates (note 11)	44	71
Foreign exchange loss (note 12)	1,288	3,662
Other expenses (note 26)	297	134
	5,625	10,574

Operating income	1,839	10,913

Investment gains (note 12)	1,118	-
Interest and finance (costs) income, net (note 27)	(357)	143
Loss on derivatives	-	(1,561)
	761	(1,418)

Income before income taxes	2,600	9,495

Income taxes
Current income tax expense	5,939	8,601
Deferred income tax expense (recovery)	1,159	(1,349)
	7,098	7,252

Net income (loss) for the period	$(4,498)	$2,243

Earnings (loss) per share (note 22)
Basic	$(0.03)	$0.01
Diluted	$(0.03)	$0.01

Weighted average number of common shares outstanding (000's)
Basic	160,365	159,971
Diluted	160,365	162,332

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Presented in thousands of US dollars)

	Three months ended March 31,
	2020	2019
Net income (loss) for the period	$(4,498)	$2,243

Items that may in the future be reclassified to profit or loss:
Changes in fair value of hedging instruments, net of $nil tax	(818)	(261)
Total other comprehensive (loss) for the period	(818)	(261)
Comprehensive income (loss) for the period	$(5,316)	$1,982

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Presented in thousands of US dollars)

	March 31,	December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$88,542	$83,404
Trade and other receivables (note 5)	29,417	47,707
Inventories (note 6)	14,900	14,471
Other current assets (note 7)	8,127	5,495
Assets held for sale (note 8)	1,069	1,069
	142,055	152,146
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 9)	365,592	353,519
Plant and equipment (note 10)	398,277	378,509
Investment in associates (note 11)	961	1,331
Long-term receivables and other (note 12)	41,685	38,389
Deposits and advances to contractors (note 13)	9,173	12,171
Total assets	$957,743	$936,065

LIABILITIES
CURRENT LIABILITIES
Debt (note 17)	$30,000	$-
Trade and other payables (note 14)	54,520	65,286
Income taxes payable	7,323	12,400
Current portion of lease obligations (note 16)	8,440	8,831
Current portion of closure and reclamation provisions (note 19)	4,176	3,257
	104,459	89,774
NON-CURRENT LIABILITIES
Debt (note 17)	157,118	146,535
Deferred tax liabilities	22,074	20,915
Closure and reclamation provisions (note 19)	29,266	27,868
Lease obligations (note 16)	13,574	15,048
Other liabilities (note 18)	389	499
Total liabilities	326,880	300,639

SHAREHOLDERS' EQUITY
Share capital (note 21)	424,183	422,145
Reserves	23,991	26,094
Retained earnings	182,689	187,187
Total shareholders' equity	630,863	635,426

Total liabilities and shareholders' equity	$957,743	$936,065

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

(Unaudited - Presented in thousands of US dollars)

	Three months ended March 31,
	2020	2019
OPERATING ACTIVITIES
Net income (loss) for the period	$(4,498)	$2,243
Items not involving cash
Depletion and depreciation	11,640	9,909
Accretion expense	685	176
Income taxes	7,098	7,252
Interest expense	338	391
Interest income	(219)	(578)
Share based payments expense, net of cash settlements	(1,532)	(64)
Share of loss from associates	44	71
Unrealized foreign exchange (gain) loss	(353)	114
Unrealized foreign exchange loss, Lindero construction (note 12)	3,272	2,886
Investments gains, Lindero construction	(1,118)	-
Unrealized loss on derivatives	-	2,338
Write-downs and other	191	206
	15,548	24,944
Trade and other receivables	16,001	(5,803)
Prepaid expenses	(1,333)	380
Inventories	(58)	(1,798)
Trade and other payables	(5,047)	243
Closure and rehabilitation payments	(23)	(126)
Cash provided by operating activities	25,088	17,840
Income taxes paid	(12,021)	(13,999)
Interest paid	(69)	(1,249)
Interest received	219	1,341
Net cash provided by operating activities	13,217	3,933

INVESTING ACTIVITIES
Purchases of short-term investments	(3,985)	-
Redemptions of short-term investments	5,103	71,483
Additions to mineral properties, plant and equipment	(5,483)	(9,216)
Expenditures on Lindero construction	(36,815)	(23,467)
Capitalized interest on Lindero construction	(2,250)	(915)
Contractor advances on Lindero construction and other expenditures	(2,668)	(11,708)
Advances applied to Lindero construction and other expenditures	5,666	1,907
Proceeds from sale of assets	-	225
Additions to long-term receivables	(5,814)	(7,928)
Cash (used in) provided by investing activities	(46,246)	20,381

FINANCING ACTIVITIES
Proceeds from credit facility (note 17(a))	40,000	-
Payments of lease obligations	(1,736)	(1,929)
Cash provided by (used in) financing activities	38,264	(1,929)
Effect of exchange rate changes on cash and cash equivalents	(97)	52
Increase in cash and cash equivalents during the period	5,138	22,437
Cash and cash equivalents, beginning of the period	83,404	90,503
Cash and cash equivalents, end of the period	$88,542	$112,940

Cash and cash equivalents consist of:
Cash	$50,687	$18,174
Cash equivalents	37,855	94,767
Cash and cash equivalents, end of the period	$88,542	$112,941

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - Presented in thousands of US dollars, except for number of shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debenture	Foreign Currency reserve	Retained earnings	Total equity
Balance at January 1, 2020	160,291,553	$422,145	$20,870	$(674)	$(42)	$4,825	$1,115	$187,187	$635,426
Total comprehensive loss for the period
Net loss for the period	-	-	-	-	-	-	-	(4,498)	(4,498)
Other comprehensive loss for the period	-	-	-	(818)	-	-	-	-	(818)
Total comprehensive loss for the period	-	-	-	(818)	-	-	-	(4,498)	(5,316)

Transactions with owners of the Company
Shares issued on vesting of share units	495,704	2,038	(2,038)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	753	-	-	-	-	-	753
	495,704	2,038	(1,285)	-	-	-	-	-	753

Balance at March 31, 2020	160,787,257	$424,183	$19,585	$(1,492)	$(42)	$4,825	$1,115	$182,689	$630,863

Balance at January 1, 2019	159,939,595	$420,467	$17,882	$(9)	$(42)	$-	$1,115	$163,391	$602,804
Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	-	2,243	2,243
Other comprehensive loss for the period	-	-	-	(261)	-	-	-	-	(261)
Total comprehensive income for the period	-	-	-	(261)	-	-	-	2,243	1,982

Transactions with owners of the Company
Shares issued on vesting of share units	233,753	1,098	(1,098)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	1,155	-	-	-	-	-	1,155
	233,753	1,098	57	-	-	-	-	-	1,155

Balance at March 31, 2019	160,173,348	$421,565	$17,939	$(270)	$(42)	$-	$1,115	$165,634	$605,940

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

1.	Nature of Operations

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is constructing an open pit gold heap leach mine at its Lindero property (the “Lindero Project”) in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6

2.	COVID-19 Uncertainties and Liquidity Risk

(a)	COVID-19 Uncertainties

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak as a global pandemic. To date there have been significant stock market declines and volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on our operations, demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets. The Company has been closely monitoring developments of the outbreak and have taken preventative measures to ensure the safety and health of our employees, contractors and the local communities. To date, we have identified six suspicious cases of COVID-19 at our Caylloma mine, all of whom remain asymptomatic.

The COVID-19 pandemic has significantly impacted the countries where we operate. The Government of Mexico, Peru and Argentina have implemented measures to curb the spread of COVID-19 and mandated temporary suspension of all non-essential business activities, including those in the mining sector. To comply with these measures, the Company initiated an orderly temporary suspension of mining and processing activities at the San Jose Mine to May 30, 2020. A reduced task force will remain on site to safeguard critical infrastructure and maintain environmental monitoring through the suspension period. In Peru, the period of mandatory social isolation has been extended to May 24, 2020. On March 20, 2020, mining activities were suspended at the Caylloma Mine while processing activities continue to operate with a reduced task force drawing from its ore stockpile. Mining activities subsequently re-commenced using a reduced workforce in accordance with the terms of a regulatory framework issued by applicable Peruvian Government Ministries. In Argentina, the mandatory social isolation period has been extended to May 24, 2020. All construction activities have been temporarily halted at the Lindero Project and a reduced task force remains on site to maintain critical activities, including security and environmental monitoring over the extended isolation period.

As at March 31, 2020, an impairment indicator was identified in respect of the Caylloma cash-generating unit (“CGU”). As a result, an impairment assessment was performed for the CGU with no impairment required. Future metal prices, exchange rates, discount rates and other key assumptions used in the Company’s assessment are subject to greater uncertainty given the current economic environment. Changes in these assumptions could significantly impact the valuation of the Company’s CGU’s and assets in the future.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company manages liquidity risk by the preparation of internally generated cash flow forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are also performed, including the impact of volatility in estimated commodity prices.

As at March 31, 2020, the Company had $88,542 liquidity comprising of cash and cash equivalents, and working capital of $37,596, which includes a $30,000 debt payment due on December 31, 2020. Furthermore, the Company expects to incur between $75,000 to $80,000 to complete the construction of the Lindero Project, inclusive of pre-production expenditures, working capital and recoverable value added taxes.

On May 11, 2020, the Company announced that it had entered into an agreement with a syndicate of Underwriters, who have agreed to purchase on a “bought deal” basis an aggregate of 20,000,000 common shares of the Company at a price of $3.00 per share, for aggregate gross proceeds of $60,000 (the “Offering”).  The Company has also granted the Underwriters an over-allotment option to purchase up to an additional 3,000,000 common shares, representing 15% of the number of shares sold under this Offering (note 32 (b)).

This Offering combined with our current cash and cash equivalents will provide the Company with sufficient liquidity to meet its minimum obligations for the next 12 months from March 31, 2020.

3.	Basis of Presentation

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements. None of the new standards, and amendments to standards and interpretations effective as of January 1, 2020, applied in preparing these interim financial statements had a significant effect. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

On May 13, 2020, the Company's Board of Directors approved these interim financial statements for issuance.

Presentation and Functional Currency

These interim financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these interim financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 29) at the end of each reporting period.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

4.	Use of Estimates, Assumptions and Judgements

(a)	Critical Accounting Estimates and Assumptions

The preparation of these interim financial statements requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such estimates, assumptions and judgements are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such estimates, assumptions and judgements are pervasive throughout the interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three months ended March 31, 2020, the Company applied the critical estimates, assumptions and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2019, in addition to those noted below.

i.	Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in the requirement to perform testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

ii	Value-added tax (“VAT”) receivable

Timing of collection of VAT receivables is uncertain as VAT refund procedures require a significant amount of information and follow-up. The Company assesses the recoverability of the amounts receivable at each reporting date which is impacted by several factors, including the status of discussions with the tax authorities, and current interpretation of relevant tax legislation. Changes in these estimates can materially affect the amount recognized as VAT receivable and could result in an increase in other expenses recognized in the Condensed Interim Consolidated Income Statements and Comprehensive Income. Significant judgment is required to determine the presentation of current and non-current VAT receivable.

5.	Trade and Other Receivables

	March 31,	December 31,
	2020	2019
Trade receivables from concentrate sales	$14,689	$33,642
Advances and other receivables	2,495	2,419
Value added taxes recoverable	12,233	11,646
Accounts and other receivables	$29,417	$47,707

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers. No amounts were past due as at March 31, 2020 and December 31, 2019.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

6.	Inventories

	March 31,	December 31,
	2020	2019
Concentrate stockpiles	$4,117	$2,640
Ore stockpiles	2,770	3,730
Materials and supplies	8,013	8,101
Inventories	$14,900	$14,471

During the three months ended March 31, 2020, the Company expensed $36,917 (three months ended March 31, 2019 – $36,805) of inventories to cost of sales.

7.	Other Current Assets

	March 31,	December 31,
	2020	2019
Income tax recoverable	$3,699	$2,553
Prepaid expenses	4,428	2,942
Other current assets	$8,127	$5,495

8.	Assets Held for Sale

As at March 31, 2020, changes to assets held for sale are as follow:

Balance at December 31, 2018	$1,097
Disposals	(28)
Balance at December 31, 2019	1,069
Balance at March 31, 2020	$1,069

9.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2019	$128,244	$184,333	$203,866	$7,933	$524,376
Additions	1,461	2,241	10,447	432	14,581
Changes in closure and reclamation provision	18	(73)	3,036	-	2,981
Balance at March 31, 2020	$129,723	$186,501	$217,349	$8,365	$541,938

ACCUMULATED DEPLETION
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$170,857
Depletion	1,568	3,921	-	-	5,489
Balance at March 31, 2020	$76,003	$100,343	$-	$-	$176,346

Net Book Value at March 31, 2020	$53,720	$86,158	$217,349	$8,365	$365,592

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Fortuna Silver Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885
Additions	6,396	7,838	34,485	2,652	51,371
Changes in closure and reclamation provision	223	886	13,527	-	14,636
Disposals	-	-	-	(2,516)	(2,516)
Balance at December 31, 2019	$128,244	$184,333	$203,866	$7,933	$524,376

ACCUMULATED DEPLETION
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085
Depletion	6,228	16,544	-	-	22,772
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$170,857

Net Book Value at December 31, 2019	$53,809	$87,911	$203,866	$7,933	$353,519

During the three months ended March 31, 2020, the Company capitalized $2,250 (three months ended March 31, 2019 - $724) of interest related to the construction of the Lindero Project.

The assets of the Caylloma Mine and the San Jose Mine and their holding companies, are pledged as security under the Company’s credit facility.

Exploration and Evaluation Assets

	Mexico		Argentina			Serbia
	Tlacolula	Pachuca	Arizaro	Esperanza	Incachule	Barje	Others	Total
Balance at December 31, 2018	$3,298	$-	$934	$788	$766	$1,938	$73	$7,797
Additions	218	962	2	-	-	1,318	152	2,652
Write-off	-	(962)	-	(788)	(766)	-	-	(2,516)
Balance at December 31, 2019	3,516	-	936	-	-	3,256	225	7,933
Additions	114	-	1	-	-	122	195	432
Balance at March 31, 2020	$3,630	$-	$937	$-	$-	$3,378	$420	$8,365

10.	Plant and Equipment

	Machinery and equipment	Land, Buildings and leasehold improvements	Furniture, other equipment and Transport units	Assets under lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2019	$75,246	$159,732	$16,083	$35,671	$219,335	$6,424	$512,491
Additions	124	44	517	-	26,048	1,019	27,752
Changes in closure and reclamation	14	-	-	-	-	-	14
Disposals	(85)	-	(19)	-	-	-	(104)
Reclassifications	-	3,052	838	-	(350)	(3,540)	-
Balance at March 31, 2020	$75,299	$162,828	$17,419	$35,671	$245,033	$3,903	$540,153

ACCUMULATED DEPRECIATION
Balance at December 31, 2019	$42,214	$78,360	$7,402	$6,006	$-	$-	$133,982
Disposals	(22)	-	(19)	-	-	-	(41)
Depreciation	1,639	3,991	636	1,669	-	-	7,935
Balance at March 31, 2020	$43,831	$82,351	$8,019	$7,675	$-	$-	$141,876

Net Book Value at March 31, 2020	$31,468	$80,477	$9,400	$27,996	$245,033	$3,903	$398,277

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Machinery and equipment	Land, Buildings and leasehold improvements	Furniture, other equipment and transport units	Assets under lease [1]	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087
Initial adoption IFRS 16	-	-	-	7,316	-	-	7,316
Balance at January 1, 2019	74,188	141,318	11,066	20,727	52,964	6,140	306,403
Additions	1,185	714	3,464	14,944	177,017	9,718	207,042
Changes in closure and reclamation	171	-	-	-	-	-	171
Disposals	(1,038)	-	(87)	-	-	-	(1,125)
Reclassifications	740	17,700	1,640	-	(10,646)	(9,434)	-
Balance at December 31, 2019	$75,246	$159,732	$16,083	$35,671	$219,335	$6,424	$512,491

ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887
Disposals	(746)	-	(79)	-	-	-	(825)
Depreciation	7,117	12,813	2,091	5,899	-	-	27,920
Balance at December 31, 2019	$42,214	$78,360	$7,402	$6,006	$-	$-	$133,982

Net Book Value at December 31, 2019	$33,032	$81,372	$8,681	$29,665	$219,335	$6,424	$378,509

(1)	The Company leases equipment that was previously classified as a finance lease under IAS 17. On January 1, 2019, these leases were classified as right-of-use assets under IFRS 16 and the carrying amount of $13,411 and the lease liability of $8,767 were determined based on the carrying amount of these assets and their related lease liability immediately before this date.

11.	Investment in Associates

As at March 31, 2020, investments in associates were comprised of:

	Proportion of ownership held		Market Value (C$)
	March 31,	December 31,	March 31,	December 31,
Name	2020	2019	2020	2019
Medgold Resources Corp. ("Medgold")	22%	22%	$1,053	$1,265
Prospero Silver Corp. ("Prospero")	27%	27%	$309	$464

Medgold and Prospero are Canadian public companies which both trade on the TSX Venture Exchange under the ticker symbols MED and PSL, respectively, and are quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Serbia, and Prospero’s principal business activity is the acquisition and exploration of resource properties in Mexico.

	Medgold	Prospero	Total
Balance at December 31, 2018	$3,075	$1,202	$4,277
Write down of investment	(1,937)	(784)	(2,721)
Share of net income (loss)	(164)	(61)	(225)
Balance at December 31, 2019	974	357	1,331
Write down of investment	(207)	(119)	(326)
Share of net loss	(24)	(20)	(44)
Balance at March 31, 2020	$743	$218	$961

During the three months ended March 31, 2020, the Company wrote-down its investments in Prospero and Medgold in the amount of $119 and $207 (December 31, 2019: Prospero - $784; Medgold - $1,937), respectively.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

12.	Long-Term Receivables and Other

	March 31,	December 31,
	2020	2019
Value added tax recoverable - Lindero (1)	$37,122	$34,176
Value added tax recoverable - San Jose (2)	2,270	2,036
Income tax recoverable (note 31(d))	1,227	1,310
Other assets	1,066	867
Long-term receivables and other	$41,685	$38,389

(1)	The Company expects to start recovering the value added tax amount after the commencement of commercial production at the Lindero Project.
(2)	The Company expects to start recovering the value added tax amount during the third quarter of 2021.

During the three months ended March 31, 2020, the Company recognized an unrealized foreign exchange loss of $2,690 (three months ended March 31, 2019 - $2,852) related to the value added tax recoverable on the construction at the Lindero Project.

As a result of the devaluation of the Argentine Peso which followed Argentina’s primary election in the third quarter of 2019, the Company implemented an investment strategy to meet its local currency requirements in Argentina. For the three months end March 31, 2020, the Company recognized $1,118 (three months ended March 31, 2019 - $nil) of investment gains from Argentine Peso denominated cross-border securities trades.

13.	Deposits and Advances to Contractors

As at March 31, 2020, the Company has advanced $8,744 (December 31, 2019 – $12,164) to contractors related to the construction of the Lindero Project and $429 related to other projects at the San Jose and Caylloma mines (December 31, 2019 – $7) .

During the three months ended March 31, 2020, the Company paid $2,668 (December 31, 2019 - $19,175) as deposits for advances to contractors and $5,666 of deposits (December 31, 2019 - $49,950) were applied against equipment delivered or services rendered on the Lindero Project, and $422 was transferred to accounts receivables.

14.	Trade and Other Payables

	March 31,	December 31,
	2020	2019
Trade accounts payable	$12,889	$15,975
Lindero construction payables	21,069	24,998
Refundable deposits to contractors	1,566	1,496
Payroll payable	11,044	13,627
Mining royalty payable	168	1,237
Value added taxes payable	-	224
Interest payable	2,018	1,457
Due to related parties (note 15)	12	14
Other payables	1,418	535
Derivative liability	1,718	894
Deferred share units payable (note 20(a))	2,197	3,918
Restricted share units payable (note 20(b))	421	911
Total trade and other payables	$54,520	$65,286

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

15.	Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these interim financial statements, the Company entered into the following related party transactions during the three months ended March 31, 2020 and 2019:

a)	Purchase of Goods and Services

During the three months ended March 31, 2020 and 2019, the Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Three months ended March 31,
	2020	2019
Personnel costs	$5	$3
General and administrative expenses	92	85
	$97	$88

As at March 31, 2020, the Company had outstanding balances payable to Gold Group Management Inc. of $12 (December 31, 2019 - $14). Amounts due to related parties are due on demand and are unsecured.

b)	Key Management Personnel

During the three months ended March 31, 2020 and 2019, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman, is a director. Such amounts, along with other amounts paid to key management personnel are as follows:

	Three months ended March 31,
	2020	2019
Salaries and benefits	$474	$1,367
Directors fees	171	176
Consulting fees	39	34
Share-based payments	(1,266)	1,346
	$(582)	$2,923

16.	Lease Obligations

	Minimum lease payments
	March 31,	December 31,
	2020	2019
Less than one year	$9,041	$9,313
Between one and five years	11,880	13,521
More than five years	14,626	14,958
	35,547	37,792
Less: future finance charges	(13,533)	(13,913)
Present value of minimum lease payments	22,014	23,879
Less: current portion	(8,440)	(8,831)
Non-current portion	$13,574	$15,048

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

17.	Debt

The following table summarizes the changes in debt:

	Credit Facility	Debentures	Total
Balance at December 31, 2018	$69,302	$-	$69,302
Proceeds from debentures	–	46,000	46,000
Transaction costs paid	–	(2,490)	(2,490)
Portion allocated to equity	–	(7,141)	(7,141)
Transaction costs allocated to equity	–	389	389
Amortization of discount	128	347	475
Drawdowns	40,000	–	40,000
Balance at December 31, 2019	109,430	37,105	146,535
Amortization of discount	61	522	583
Drawdowns	40,000	–	40,000
Balance at March 31, 2020	149,491	37,627	187,118
Current portion	(30,000)	-	(30,000)
Non-current portion	$119,491	$37,627	$157,118

a)	Credit Facility

On January 26, 2018, the Company entered into an amended and restated four-year term credit facility with the Bank of Nova Scotia (“Amended Credit Facility”) with a maturity date of January 26, 2022. The Amended Credit Facility consists of a $40,000 non-revolving credit facility, (the “Non-Revolving Facility”) which has been fully drawn and an $80,000 revolving credit facility (“Revolving Facility”).

The Amended Credit Facility has been subsequently amended on December 13, 2018, June 26, 2019 and December 18, 2019 (collectively, the “Third Amendment and Restated Credit Agreement”) whereby, among other amendments, the Revolving Facility was increased by an additional $30,000 to $110,000 for a temporary period from December 13, 2018 to December 31, 2020. At such time, if any part of the additional $30,000 has been advanced it must be repaid by December 31, 2020, and the balance of the Non-Revolving Facility and the Revolving Facility must be repaid on January 26, 2022 as per the terms of the Third Amendment and Restated Credit Agreement. In addition, BNP Paribas was added as a lender.

The interest rate on the Amended Credit Facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a Total Debt to EBITDA ratio, as defined in the Amended Credit Facility. The Amended Credit Facility is secured by a first ranking lien on the assets of Minera Bateas S.A.C. and Compania Minera Cuzcatlan S.A. de C.V. and their holding companies. The Company must comply with the terms in the Amended Credit Facility relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with certain financial covenants, including a maximum debt to EBITDA ratio and a minimum tangible net worth, each as defined in the Amended Credit Facility.

During the three months ended March 31, 2020, the Company withdrew the remaining $40,000 balance of the Revolving Facility. In addition, the Company classified $30,000 of the Revolving Facility to current as this amount is due on December 31, 2020.

b)	Convertible Debenture

On October 2 and 6, 2019, the Company completed a bought deal public offering (the “Offering”) of senior subordinated unsecured convertible debentures with an aggregate principal amount of $46,000 (the “Debentures”).

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1 principal amount of Debentures, subject to adjustment in certain circumstances.

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

18.	Other Liabilities

	March 31,	December 31,
	2020	2019
Restricted share units (note 20(b))	$171	$246
Other non-current liabilities	218	253
	$389	$499

19.	Closure and Reclamation Provisions

The following table summarizes the changes in closure and reclamation provision as follows:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2019	$11,324	$4,848	$14,953	$31,125
Changes in estimate	29	(72)	2,954	2,911
Reclamation expenditures	(19)	(4)	-	(23)
Accretion	79	84	83	246
Effect of changes in foreign exchange rates	-	(817)	-	(817)
Balance at March 31, 2020	11,413	4,039	17,990	33,442
Less: Current portion	3,967	209	-	4,176
Non-current portion	$7,446	$3,830	$17,990	$29,266

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2018	$10,800	$3,716	$1,427	$15,943
Changes in estimate	394	886	13,390	14,670
Reclamation expenditures	(201)	(150)	-	(351)
Accretion	331	259	136	726
Effect of changes in foreign exchange rates	-	137	-	137
Balance at December 31, 2019	11,324	4,848	14,953	31,125
Less: Current portion	3,048	209	-	3,257
Non-current portion	$8,276	$4,639	$14,953	$27,868

Closure and reclamation provisions represent the present value of reclamation costs related to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of reclamation and closure obligations during the three months ended March 31, 2020, except for the Lindero Project, where the Company estimates reclamation and closure cost based on the progress of the mine construction.

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Anticipated settlement date	2022 - 2027	2025 - 2037	2029 - 2042
Undiscounted uninflated estimated cash flow	$11,719	$5,104	$17,420	$34,243
Estimated life of mine (years)	10	6	14
Discount rate	3.00%	6.88%	1.94%
Inflation rate	2.00%	3.58%	2.00%

The Company is expecting to incur annual reclamation expenses throughout the life of its mines.

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

20.	Share Based Payments

During the three months ended March 31, 2020, the Company recognized a recovery of $1,486 in share-based payments (three months ended March 31, 2019 - $1,050 expense) related to the outstanding deferred, restricted and performance share units.

For the year ended December 31, 2019, the Company recognized a share-based payment expense of $55, related to stock options (three months ended March 31, 2019, – $268).

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2018	850,067	$3,116
Granted	111,804	455
Changes in fair value	-	347
Outstanding, December 31, 2019	961,871	3,918
Changes in fair value	-	(1,721)
Outstanding, March 31, 2020	961,871	$2,197

On April 20, 2020, the Company granted 162,648 deferred share units to its non-executive directors with a fair value of $2.36 (C$3.32) for each DSU (year ended December 31, 2019 - 111,804 DSUs with a fair value of $4.83 (C$3.62) per DSU).

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2018	659,385	$2,057	734,631
Granted	139,661	506	633,914
Units paid out in cash	(406,611)	(1,466)	-
Vested	-	-	(201,633)
Changes in fair value and vesting	-	60	-
Outstanding, December 31, 2019	392,435	1,157	1,166,912
Units paid out in cash	(49,915)	(114)	-
Vested	-	-	(251,922)
Changes in fair value and vesting	-	(451)	-
Outstanding, March 31, 2020	342,520	592	914,990
Less: current portion		(421)
Non-current portion		$171

During the three months ended March 31, 2020, the Company did not grant any RSUs (year ended December 31, 2019- 633,914 equity-settled RSUs with a fair value of $3.62 (C$4.83) per share unit) to its employees and officers.

On April 20, 2020, the Company granted to its employees and officers a total of 1,056,207 cash-settled and 815,220 equity-settled restricted share units which vest 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant.  The fair value of each restricted share unit on the grant date was $2.36 (C$3.32).

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c)	Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2018	1,002,166
Granted	422,609
Vested	(150,325)
Outstanding, December 31, 2019	1,274,450
Forfeited or cancelled	(191,498)
Vested	(243,782)
Outstanding, March 31, 2020	839,170

During the three months ended March 31, 2020, the Company did not grant any PSUs (year ended December 31, 2019 – 422,609 with a fair value of $3.62 (C$4.83) per share unit) to its employees and officers.

The PSUs granted during the year ended December 31, 2019 vest 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant based on prescribed performance metrics, and are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

d)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2020, a total of 1,574,403 stock options were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2018	1,784,029	$5.85
Outstanding, December 31, 2019	1,784,029	5.85
Expired unexercised	(517,833)	4.79
Outstanding, March 31, 2020	1,266,196	$6.28
Vested and exercisable, December 31, 2019	1,459,779	$5.77
Vested and exercisable, March 31, 2020	1,262,421	$6.28

21.	Share Capital

    Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

22.	Earnings (Loss) per Share

	Three months ended March 31,
Basic	2020	2019
Net income (loss) for the period	$(4,498)	$2,243
Weighted average number of shares (000's)	160,365	159,971
Earnings (loss) per share - basic	$(0.03)	$0.01

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Three months ended March 31,
Diluted	2020	2019
Net income (loss) for the period	$(4,498)	$2,243

Weighted average number of shares (000's)	160,365	159,971
Incremental shares from options	-	13
Incremental shares from share units	-	2,348
Weighted average diluted number of shares (000's)	160,365	162,332
Earnings (loss) per share - diluted	$(0.03)	$0.01

For the three months ended March 31 2020, 1,266,196 out of the money options were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive (three months ended March 31, 2019 – 1,503,044). In addition, there were 1,754,160 anti-dilutive share units and 9,200,000 debentures excluded from the above calculation, respectively (three months ended March 31, 2019 – 1,266,196 anti-dilutive share units and nil debentures, respectively).

23.   Sales

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

By-product and Geographical Area

	Three months ended March 31, 2020
	Peru	Mexico	Total
Silver-gold concentrates	$-	$38,661	$38,661
Silver-lead concentrates	8,057	-	8,057
Zinc concentrates	5,220	-	5,220
Provisional pricing adjustments	(1,066)	(3,331)	(4,397)
Sales to external customers	$12,211	$35,330	$47,541

	Three months ended March 31, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$41,373	$41,373
Silver-lead concentrates	10,244	-	10,244
Zinc concentrates	8,978	-	8,978
Provisional pricing adjustments	362	(1,966)	(1,604)
Sales to external customers	$19,584	$39,407	$58,991

	Three months ended March 31,
	2020	2019
Customer 1	$35,330	$39,407
Customer 2	12,211	19,584
	$47,541	$58,991

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead concentrates. A 10% change in metal prices from the prices used at March 31, 2020 would result in the following change to sales and accounts receivable for sales which are still based on provisional prices as at March 31, 2020.

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

Metal (Expressed in $000’s)	Change	Effect on Sales
Silver	+/-10%	$2,784
Gold	+/-10%	$2,022
Lead	+/-10%	$86
Zinc	+/-10%	$126

During the three months ended March 31, 2020, the Company recognized a negative sales adjustment of $4,397 (2019 - $1,604) as a result of declines in metal prices on final settlement prices or during the quotational period.

24.	Cost of Sales

	Three Months Ended March 31, 2020
	Caylloma	San Jose	Total
Direct mining costs	$7,005	$15,900	$22,905
Salaries and benefits	1,783	1,884	3,667
Workers' participation	20	1,286	1,306
Depletion and depreciation	3,816	7,447	11,263
Royalties	166	890	1,056
Impairment (recovery) of inventories	-	(120)	(120)
	$12,790	$27,287	$40,077

	Three Months Ended March 31, 2019
	Caylloma	San Jose	Total
Direct mining costs	$8,079	$14,552	$22,631
Salaries and benefits	1,739	1,761	3,500
Workers' participation	278	655	933
Depletion and depreciation	3,064	6,588	9,652
Royalties	47	741	788
	$13,207	$24,297	$37,504

For the three months ended March 31, 2020, depletion and depreciation includes $540 (three months ended March 31, 2019 - $657) depreciation of right-of-use assets.

25.	General and Administration

	Three months ended March 31,
	2020	2019
General and administration	$4,696	$4,982
Workers' participation	326	223
	5,022	5,205
Share-based payments	(1,403)	1,316
	$3,619	$6,521

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

26.	Other Expenses

	Three months ended March 31,
	2020	2019
Write-down of investment in associate	$228	$-
Loss (gain) on disposal of assets	64	(3)
Other expenses	5	137
	$297	$134

27.	Interest and Finance (Costs) Income, Net

	Three months ended March 31,
	2020	2019
Interest income	$211	$763
Interest expense	(342)	(321)
Bank stand-by and commitment fees	(63)	(123)
Accretion expense	(163)	(176)
	$(357)	$143

28.	Segmented Information

The following summary describes the operations of each reportable segment:

•	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
•	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
•	Mansfield Minera S.A. (“Mansfield”) – construction of the Lindero mine
•	Corporate – corporate stewardship

	Three Months Ended March 31, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$12,211	$35,330	$-	$47,541
Cost of sales before depreciation and depletion	-	(8,974)	(19,840)	-	(28,814)
Depreciation and depletion in cost of sales	-	(3,816)	(7,447)	-	(11,263)
General and administration	(830)	(1,047)	(1,742)	-	(3,619)
Other expenses	(252)	(131)	1,735	(3,358)	(2,006)
Finance items	(293)	(107)	43	1,118	761
Segment (loss) profit before taxes	(1,375)	(1,864)	8,079	(2,240)	2,600
Income taxes	(1,843)	(250)	(5,005)	-	(7,098)
Segment (loss) profit after taxes	$(3,218)	$(2,114)	$3,074	$(2,240)	$(4,498)

	Three Months Ended March 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$19,584	$39,407	$-	$58,991
Cost of sales before depreciation and depletion	-	(10,143)	(17,709)	-	(27,852)
Depreciation and depletion in cost of sales	-	(3,064)	(6,588)	-	(9,652)
General and administration	(4,004)	(996)	(1,521)	-	(6,521)
Other income (expenses)	(189)	(351)	(627)	(2,886)	(4,053)
Finance items	(170)	(1,373)	125	-	(1,418)
Segment (loss) profit before taxes	(4,363)	3,657	13,087	(2,886)	9,495
Income taxes	(190)	(1,088)	(4,396)	(1,578)	(7,252)
Segment (loss) profit after taxes	$(4,553)	$2,569	$8,691	$(4,464)	$2,243

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	March 31, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$39,050	$111,001	$247,886	$559,806	$957,743
Total liabilities	$201,645	$33,413	$34,332	$57,490	$326,880
Capital expenditures	$122	$2,137	$3,006	$35,586	$40,851

	December 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$60,134	$116,501	$252,100	$507,330	$936,065
Total liabilities	$162,210	$36,747	$42,264	$59,418	$300,639
Capital expenditures	$1,333	$11,845	$14,046	$211,413	$238,637

29.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.
Interest rate swaps, and metal contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.
Convertible Debentures	The fair value of the convertible debentures represents both the debt and equity components of the convertible debenture and has been determined with reference to the quoted market price of the convertible debentures.

During the three months ended March 31, 2020 and 2019, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
March 31, 2020	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$14,689	$-	$14,689	$-	$14,689	$-	$-
	$-	$14,689	$-	$14,689	$-	$14,689	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$88,542	$88,542	$-	$-	$-	$88,542
Other receivables	-	-	2,495	2,495	-	-	-	2,495
	$-	$-	$91,037	$91,037	$-	$-	$-	$91,037

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,718)	$-	$-	$(1,718)	$-	$(1,718)	$-	$-
	$(1,718)	$-	$-	$(1,718)	$-	$(1,718)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(30,836)	$(30,836)	$-	$-	$-	$(30,836)
Payroll payable	-	-	(12,756)	(12,756)	-	-	-	(12,756)
Share units payable	-	-	(2,789)	(2,789)	-	(2,789)	-	-
Bank loan payable	-	-	(149,491)	(149,491)	-	(150,000)	-	-
Debentures	-	-	(37,627)	(37,627)	-	(46,460)	-	-
Other payables	-	-	(21,577)	(21,577)	-	-	-	(21,577)
	$-	$-	$(255,076)	$(255,076)	$-	$(199,249)	$-	$(65,169)

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2019	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1		Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$33,642	$-	$33,642		$-	$33,642	$-	$-
	$-	$33,642	$-	$33,642		$-	$33,642	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$83,404	$83,404		$-	$-	$-	$83,404
Other receivables	-	-	2,419	2,419		-	-	-	2,419
	$-	$-	$85,823	$85,823		$-	$-	$-	$85,823

Financial liabilities measured at Fair Value
Interest rate swap liability	$(894)	$-	$-	$(894)	$		$(894)	$-	$-
	$(894)	$-	$-	$(894)		$-	$(894)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(37,357)	$(37,357)		$-	$-	$-	$(37,357)
Payroll payable	-	-	(15,801)	(15,801)		-	-	-	(15,801)
Share units payable	-	-	(5,075)	(5,075)		-	(5,075)	-	-
Bank loan payable	-	-	(109,430)	(109,430)		-	(110,000)	-	-
Debentures	-	-	(37,105)	(37,105)		-	(38,858)	-	-
Other payables	-	-	(22,403)	(22,403)		-	-	-	(22,403)
	$-	$-	$(227,171)	$(227,171)		$-	$(153,933)	$-	$(75,561)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

30.	Supplemental Cashflow Information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods set out below were as follows:

	Bank Loan	Debenture	Lease obligations	Interest rate swaps
As at December 31, 2018	$69,302	$-	$16,082	$224
Additions	40,000	46,000	14,944	-
Interest	128	347	1,848	-
Payments	-	-	(9,048)	-
Transaction costs	-	(2,101)	-	-
Equity component	-	(7,141)	-	-
Foreign exchange	-	-	53	-
Changes in fair value	-	-	-	670
As at December 31, 2019	109,430	37,105	23,879	894
Additions	40,000	-	-	-
Interest	61	522	478	98
Payments	-	-	(2,258)	(92)
Foreign exchange	-	-	(85)	-
Changes in fair value	-	-	-	818
As at March 31, 2020	$149,491	$37,627	$22,014	$1,718

31.	Contingencies and Capital Commitments

(a)	Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,431 consisting of progressive closure activities of $3,486, final closure activities of $7,156, and post-closure activities of $789. Pursuant to the closure regulations, the Company is required to provide $9,704 guarantee with the Government for 2020.

In January 2020, the Company established a security bond in the amount of $1,310 and a bank letter of guarantee in the amount of $8,394, in compliance with local regulation and to collateralize Bateas’ mine closure plan. The security bond and the letter of guarantee expire on January 29, 2021.

(b)	San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $991 to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2019 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022 and May 15, 2020 respectively.

(c)	Other Commitments

As at March 31, 2020, the Company had capital commitments of $21,128, $198, and $180 for civil work, equipment purchases and other services at the Lindero Project and the Caylloma and San Jose Mines, respectively, which are expected to be expended within one year.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(d)	Tax Contingencies

Peru

The Company has been assessed $1,227 (4,343 Peruvian Soles), including interest and penalties of $678 (2,405 Peruvian Soles), for the tax year 2010 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

The Company has recorded the amount paid of $1,227 (4,343 Peruvian Soles) in long-term receivables and other as at March 31, 2020, as the Company believes it is probable that the appeal will be successful (note 12).

(e)	SGM Royalty

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company, supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Dirección General de Minas (“DGM”) to remove reference to the royalty on the title register. The proceedings are progressing in accordance with the procedures of the FAC.

In January 2020, the Company received notice from the DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30,000 plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Juzgado Séptimo de Distrito en Materia Administrativa en la Ciudad de México (“District Court”) to contest the cancellation procedure and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a resolution by the District Court is reached on the legality of the cancellation procedure. The timing of a decision by the court at first instance in this action against the DGM is uncertain and may take several months. In the event that the Company is unsuccessful in these proceedings, it may appeal. If ultimately the Company does not prevail, it may be required to pay the disputed royalty in order to preserve the mining concession. If the Company is required to pay the royalty, it will do so from available capital resources.

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at March 31, 2020 and December 31, 2019.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(f)	Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

32.	Subsequent Events

Subsequent to March 31, 2020 the Company:

(a)	Amendments to Financial Covenants

On May 5, 2020, the Company reached an agreement in principle to amend the financial covenants contained in its Credit Facility. The Credit Facility requires the Company to maintain a total debt to EBITDA ratio, as defined in the Credit Facility, of not greater than 3:1. As of the financial period ended March 31, 2020, the total debt to EBITDA ratio was 2.4:1.

Government-mandated constraints on business to curb the spread of COVID-19 in Peru and Mexico, which host the Company’s operating mines, have resulted in reduced operations at the Caylloma Mine during the first quarter of 2020, and subsequent to the end of the quarter, have resulted in the suspension of operations at the San Jose Mine. As a result, the Company has entered into discussions with its senior lenders under the Credit Facility, and obtained an agreement in principle to amend the financial covenants as follows:

•	Total Net Debt to EBITDA ratio, as defined in the Credit Facility, of not greater than 4.5:1 for the remaining three quarters of 2020 and the first quarter of 2021, reducing to 4:1 in the second quarter of 2021 and for the remainder of the term of the Credit Facility;
•	Net Senior Secured Debt to EBITDA ratio, as defined in the Credit Facility, of not greater than 3:1 in the remaining three quarters of 2020 and the first quarter of 2021, reducing to 2:1 in the second quarter of 2021 and for the remainder of the term of the Credit Facility; and
•	EBITDA to Interest Expense ratio, as defined in the Credit Facility, of a minimum of 4:1 beginning in the second quarter of 2020 and for the remainder of the term of the Credit Facility.

The interest coverage on the EBITDA to Interest Expense ratio is based on the rolling four quarters of EBITDA and Interest Expense, beginning with the four quarters covering the third quarter of 2019 to the second quarter of 2020, for the remainder of the term of the Credit Facility.

The interest rate on the Credit Facility will continue to be based on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5% but will be amended to be based on the Net Senior Secured Debt to EBITDA ratio, as defined in the Credit Facility. The amendment to the Credit Facility is subject to the completion of definitive documentation to be executed by the parties.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(b)	Financing

On May 11, 2020, the Company announced that it had entered into an agreement with a syndicate of Underwriters, who have agreed to purchase on a “bought deal” basis an aggregate of 20,000,000 common shares (the "Shares") of the Company at a price of $3.00 per Share, for aggregate gross proceeds of $60,000 (the “Offering”).  The Company has also granted the Underwriters an over-allotment option, exercisable in whole or in part, within 30 days from the date of the closing of the Offering, to purchase up to an additional 3,000,000 Shares, representing 15% of the number of Shares sold under the Offering.

The Underwriters will be paid a commission in connection with the Shares sold under the Offering.

The Offering is subject to standard conditions of closing of financings of this nature, and is scheduled to close on May 20, 2020, or such other date as may be agreed upon by the Underwriters and the Company.

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